Brookfield Infrastructure Partners, L.P.	Exhibit 99.1

News Release
BROOKFIELD INFRASTRUCTURE COMPLETES ACQUISITION
OF ONTARIO TRANSMISSION ASSETS

HAMILTON, BERMUDA, March 12, 2008 – Brookfield Infrastructure Partners L.P. (the “Partnership”) (NYSE: BIP) today announced completion by its Canadian operations of the acquisition of the Ontario transmission system of Great Lakes Power Limited, a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”) (NYSE/TSX: BAM). The transfer has received regulatory approval and is part of a previously announced agreement.

The purchase price of $91.6 million, plus the assumption of long-term debt, was funded with cash on hand. The transfer was contemplated at the time of the Partnership’s spin-off from Brookfield and was reflected in the pro-forma financial statements set out in the Partnership’s prospectus issued in connection with the spin-off.

The Ontario transmission assets comprise 550 km of 44 kV to 230 kV transmission lines in Northern Ontario, Canada, and make up an important component of Ontario's transmission system that connects generation in Northern Ontario to electricity demand in Southern Ontario.

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Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis.  The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (together with its subsidiaries, “Brookfield Infrastructure”). Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time.  Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership’s units trade on the New York Stock Exchange under the symbol BIP.

For more information, please visit our web site at www.brookfieldinfrastructure.com or contact:
Tracey Wise
Vice-President, Investor Relations & Communications
Brookfield Asset Management Inc.
Tel: 416-956-5154
Email: twise@brookfield.com